

Mail Stop 6010

September 2, 2008

Mr. Yoav Cohen
Chief Financial Officer
Vision-Sciences, Inc.
40 Ramland Road South
Orangeburg, New York 10962

> **RE: Vision-Sciences, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **Form 10-Q for the quarter ended June 30, 2008**
> **File No. 0-20970**

Dear Mr. Cohen:

We have reviewed your letter dated on August 7, 2008 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended June 30, 2008

Note 4. Segment Information, page 12

1.   We note your response and revised disclosures to prior comment 3. It remains
        unclear from your revised disclosures as to the nature of difference between your
        segment assets and consolidated assets. Please tell us and revise future filings to
        describe the specific nature of the assets that account for the $3.65 million
        difference between segment assets and consolidated assets. Please refer to
        paragraph 31(c) of SFAS 131.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15

(ii) Gain on Sale of Product Line (Medtronic Transition Agreement), page 19

2.   We note from your disclosures on page 24 that you recorded a gain of $3.2
        million from the sale of a certain product line to Medtronic. It appears that this
        transaction was in addition to the March 2007 transaction described in this section
        of your filings. Please tell us and revise future filings to disclose:

        ▪   The specific nature of the assets sold, including why the assets were recorded
            in your financial statements at a zero basis.
        ▪   Any additional obligations and agreements you have with Medtronic.
        ▪   Your basis for recognizing the gain on this transaction in the current period.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202)
551-3643 regarding comments on the financial statements and related matters. In this
regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at
(202) 551-3671 with any other questions.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Accounting Branch Chief